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                                                   COMMISSION FILE NO. 001-04817

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                        PURSUANT TO SECTION 12(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      WHITE ELECTRONIC DESIGNS CORPORATION
               (Exact name of registrant as specified in charter)


         INDIANA                                              35-0905052
(State of incorporation                                    (I.R.S. Employer
    or organization)                                     Identification Number)

                            3601 E. University Drive
                             Phoenix, Arizona 85034
                     (Address of principal executive offices
                                    Zip Code)

        Securities to be withdrawn pursuant to Section 12(d) of the Act:

                                                     Name of Each Exchange
    Title of Each Class                               on Which Each Class
    to be so Withdrawn                                is to be Withdrawn
    ------------------                                ------------------

Common Stock, par value $.10 per share               American Stock Exchange
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         The $.10 par value common stock of the Registrant has been listed for trading on the American Stock Exchange, and pursuant to a Registration Statement on Form 8-A which became effective on June 7, 2000, the Nasdaq National Market. Trading in the Registrant's common stock on the Nasdaq National Market commenced on the opening of business on June 8, 2000 and concurrently therewith such stock was suspended from trading on the American Stock Exchange.

         The Registrant has complied with Rule 18 of the American Stock Exchange by filing with such Exchange a certified copy of preambles and resolutions adopted by the Registrant's Board of Directors authorizing the withdrawal of its common stock from listing on the American Stock Exchange and by setting forth in detail to such Exchange the reasons for such proposed withdrawal, and the facts in support thereof. In making the decision to withdraw its common stock from listing on the American Stock Exchange, the Registrant considered that the Nasdaq National Market by virtue of the trading system and the incentives it gives to investment firms and the greater focus on technology will provide the Registrant with greater exposure among investors.

         A certified copy of the preambles and resolutions adopted by Registrant's Board of Directors in connection with the withdrawal from listing of Registrant's common stock on the American Stock Exchange is set forth as Exhibit A to this Application.

The American Stock Exchange has informed the Registrant that it has no objection to the withdrawal of the Registrant's common stock from listing on the American Stock Exchange. A copy of the letter of the American Stock Exchange to that effect is set forth as Exhibit B to this application.

This Application relates to the withdrawal from listing of the Registrant's common stock from the American Stock Exchange and shall have no effect upon the continued listing of such common stock on the Nasdaq National Market.

By reason of Section 12(b) of the Securities Exchange Act of 1934 and the rules and regulations of the Securities and Exchange Commission thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the Securities and Exchange Commission and the Nasdaq National Market.

                                    SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 7, 2000.


                                      WHITE ELECTRONIC DESIGNS CORPORATION


                                      By: /S/ Hamid Shokrgozar
                                          Hamid Shokrgozar
                                          President and Chief Executive Officer